Schedule 13G	Page 1 of 5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

CREDIT ACCEPTANCE CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

225310 10 1

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 5

CUSIP No. 225310 10 1

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Donald A. Foss

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☒
(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States of America

Number of	5.	Sole Voting Power: 2,027,115
Shares
Beneficially	6.	Shared Voting Power: 0
Owned by
Each	7.	Sole Dispositive Power: 2,027,115
Reporting

Person With:	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,027,115

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 10.8%*

*The percentage is calculated based upon total outstanding shares of 18,780,287, as of February 1, 2019, as set forth in the Issuer’s Form 10-K, filed on February 8, 2019.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 3 of 5

Item 1. (a)	Name of Issuer: Credit Acceptance Corporation

Item 1. (b)	Address of Issuer's Principal Executive Offices: 25505 West Twelve Mile Road, Southfield, MI 48034-8339

Item 2. (a)	Name of Person Filing: Donald A. Foss

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

29777 Telegraph Road, Suite 2611, Southfield, MI 48034

Item 2. (c)	Citizenship: United States of America

Item 2. (d)	Title of Class of Securities: Common Stock

Item 2. (e)	CUSIP Number: 225310 10 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Schedule 13G	Page 4 of 5

Item 4.	Ownership

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Donald A. Foss	2,027,115	10.8%	1,807,115		-	1,807,115		-
			220,000	(i)	-	220,000	(i)	-
					-			-
			2,027,115		-	2,027,115		-

*The percentage is calculated based upon total outstanding shares of 18,780,287, as of February 1, 2019, as set forth in the Issuer’s Form 10-K, filed on February 8, 2019.

(i) Shares held as collateral in a loan facility at Comerica Bank.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item10.	Certifications

Not applicable.

Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2019

	By:	/s/ Donald A. Foss
	Name:	Donald A. Foss